UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-42571

Intercont (Cayman) Limited

Room 1102, Lee Garden One,

33 Hysan Avenue,

Causeway Bay, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 7, 2025, Kingswood Capital Partners, LLC., as the representative of the underwriters (the “Representative”) of the initial public offering of Intercont (Cayman) Limited (the “Company”), exercised its over-allotment option in part to purchase an additional 175,000 ordinary shares par value US$0.0001 per share (the “Ordinary Shares”) of the Company at the public offering price of $7.00 per share (the “Offering Price”), before deducting underwriting discounts (the “Option”). The Option was granted to the Representative pursuant to the underwriting agreement entered into by and between the Company and the Representative on March 27, 2025 (the “Underwriting Agreement”) relating to the Company’s initial public offering (the “Offering”), the closing for which took place on March 31, 2025 (the “Offering Closing”). The closing for the sale of the over-allotment shares took place on April 7, 2025 (the “Option Closing”).

Pursuant to the Underwriting Agreement, the Company also issued, at the Offering Closing, a warrant to the Representative to purchase up to 75,000 Ordinary Shares (5% of the Shares sold in the Offering) (the “Firm Shares Warrant”) and, at the Option Closing, a warrant to the Representative to purchase up to 8,750 Ordinary Shares (the “Over-allotment Shares Warrant”, and together with the Firm Shares Warrant, the “Representative’s Warrants”) .. The Representative’s Warrants are exercisable at any time and from time to time from September 30, 2025 to March 31, 2029 at an exercise price of $8.40 per share (120% of the Offering Price). The Company will maintain an effective registration statement on Form F-1 (or Form F-3, if the Company is eligible to use such form) until such date that is the earlier of the date when all of the Ordinary Shares underlying the Representative’s Warrants have been publicly sold by holder of such warrants or such time as Rule 144 or another similar exemption under the Securities Act of 1933, as amended (the “Securities Act”) is available for the sale of all of such Ordinary Shares underlying the Representative’s Warrants without registration.

As a result, the gross proceeds of the Company’s Offering, including the proceeds from the sale of the over-allotment shares, totaled $11,725,000.00, before deducting underwriting discounts and other related expenses.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Underwriting Agreement, the Firm Shares Warrant and the Over-allotment Shares Warrant issued to the Representative are filed as Exhibits 1.1, 4.1 and 4.2, respectively, to this report on Form 6-K, and the description of the material terms of the Underwriting Agreement and the Representative’s Warrants are qualified in their entirety by reference to such exhibits.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2025	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement
4.1	Representative’s Firm Shares Warrant, dated as March 31, 2025
4.2	Representative’s Over-allotment Shares Warrant, dated as April 7, 2025

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